

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

Via: US Mail and Fax

June 30, 2009

Mr. Tim Leong,
Chief Financial Officer, Principal Accounting Officer, Sr. VP and Sec.
CIBT Education Group, Inc.
1200-777 West Broadway
Vancouver, BC V5Z AJ7
Canada

RE: CIBT Education Group, Inc.
Form 20-F for the year ended August 31, 2008
Filed March 25, 2009
File No. 1-34021

Dear Mr. Leong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise in future filings your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the year ended August 31, 2008</u>

Accounting comments

Item 5- Operating and Financial Review and Prospectus

Critical Accounting Policies

Goodwill, page 69

1. We note in the balance sheet as of August 31, 2008 on page F-2 that the goodwill accounts for approximately 17% of the total assets as at August 31, 2008. You indicate on page73 that the current economic downturn may have an impact on your revenues. As a result of your impairment test of your reporting units as of August 31, 2008, you disclose that you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

   - Provide a more detailed description of the steps you perform to review goodwill for recoverability.

   - Disclose a breakdown of your goodwill balance as of August 31, 2008 by reporting unit.

   - Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

   - Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

     o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

     o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

       o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Indefinite life intangible assets, page 69

2. We note in Note 6 on page F-22 that the intangible assets not subject to amortization accounts for approximately 21% of the total assets as at August 31, 2008. As a result of your impairment test of your reporting units as of August 31, 2008, you disclose on page 69 that you have determined that your indefinite life intangible assets were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance balance of your indefinite life intangible assets, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of indefinite life intangible assets. Specifically, we believe you should provide the following information:

- Disclose the date of your annual impairment test and whether you have performed subsequent interim impairment tests.

- Disclose the carrying value of the indefinite life intangible assets for each unit of accounting.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the indefinite life intangible assets. Describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

- Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

- Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

- Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your indefinite life intangible assets at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Independent Auditors Report of Ernst & Young LLP, Chartered Accountants, page F-1

3. We note in last paragraph that the auditors' report refers to the report of the "other auditors" for the six months period ended June 30, 2006. Please include in the amended filing the report of the other auditors as required by Rule 2-05 of Regulation S-X.

Financial Statements

Consolidated Statements of Income (Loss), page F-3

4. We note that you included audited statements of operations and cash flows for the fiscal years ended August 31, 2008 and June 30, 2007 and the six months ended June 30 2006. Tell us how your presentation meets the requirements in Item 8 to include comparative audited financial statements for the latest three financial years.

5. We note that the line item for Direct Costs excludes depreciation that is directly attributable to the generation of revenue. For financial reporting under US GAAP, it is not appropriate to present gross profit that excludes depreciation since this result in presenting a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please disclose this difference in reporting in the reporting in Note 21. Also please confirm that your presentation is in compliance with Canadian GAAP.

Notes to Consolidated Financial Statements:

Sprott-Shaw Degree College Corp., page F-17

6. We note that upon finalization of the purchase price allocation, you changed the amortization period of certain finite life intangible assets from five years to fifteen years. Please provide us with information about the nature and the amounts of intangible assets

which required reconsideration of the amortization periods and the reasons for the change.

Note 6- Intangible assets and Goodwill, page F-21

7. Disclose the amortization period for each intangible asset subject to amortization disclosed on page F-22. Tell us the factors you considered in determining the estimated useful life of each type of intangible asset.

Intangible Assets not subject to amortization, page F-22

8. We note that you account for accreditations and registrations, brand and trade names, and Chinese university agreements and contracts as intangible assets that have an indefinite useful life. Tell us the factors you considered in evaluating the estimated useful life for each significant intangible asset. For US GAAP reporting tell us how you applied the guidance in paragraph 11 of SFAS 142.

* * * *

As appropriate, please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal R. Dharia, Senior Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director